For immediate release
LION ELECTRIC ANNOUNCES SECOND QUARTER 2023 RESULTS
MONTREAL, QUEBEC - August 3, 2023 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced its financial and operating results for the second quarter of fiscal year 2023, which ended on June 30, 2023. Lion reports its results in US dollars and in accordance with International Financial Reporting Standards ("IFRS").
Q2 2023 FINANCIAL HIGHLIGHTS

•Record revenue for a quarter of $58.0 million, up $28.5 million, as compared to $29.5 million in Q2 2022.
•Achieved positive gross profit of $0.4 million as compared to a gross loss of $3.5 million in Q2 2022.
•Delivery of 199 vehicles, an increase of 94 vehicles, as compared to the 105 delivered in the same period last year. Deliveries were negatively impacted by delays in the final approval of a subsidy program which resulted in the deferral to subsequent quarters of the delivery of 50 school buses to one customer despite that such vehicles were ready for delivery and the client being ready to receive them.
•Net loss of $11.8 million in Q2 2023, as compared to net earnings of $37.5 million in Q2 2022. Net loss for Q2 2023 includes a $6.0 million gain related to non-cash decrease in the fair value of share warrant obligations and a $2.1 million charge related to non-cash share-based compensation, whereas net earnings for Q2 2022 included a $56.9 million gain related to non-cash decrease in the fair value of share warrant obligations and a $3.4 million charge related to non-cash share-based compensation.
•Adjusted EBITDA1 of negative $9.7 million, as compared to negative $14.4 million in Q2 2022, after mainly adjusting for certain non-cash items such as change in fair value of share warrant obligations and share-based compensation.
•Capital expenditures, which included expenditures related to the Joliet Facility and the Lion Campus, amounted to $19.1 million, down $25.2 million, as compared to $44.3 million in Q2 2022. See section 8.0 of this MD&A entitled "Operational Highlights" for more information related to the Joliet Facility and the Lion Campus.
•Additions to intangible assets, which mainly consist of R&D activities, amounted to $17.9 million, down $6.7 million, as compared to $24.6 million in Q2 2022.

1 Adjusted EBITDA is a non-IFRS financial measure. See “Non-IFRS Measures and Other Performance Metrics” section of this press release.

BUSINESS UPDATES

•More than 1,400 vehicles on the road, with over 14 million miles driven.
•Vehicle order book2 of 2,559 all-electric medium- and heavy-duty urban vehicles as of August 2, 2023, consisting of 304 trucks and 2,255 buses, representing a combined total order value of approximately $625 million based on management's estimates.
•LionEnergy order book2 of 275 charging stations and related services as of August 2, 2023, representing a combined total order value of approximately $5 million.
•12 Experience Centers in operation in the United States and Canada.
•Officially inaugurated the vehicle manufacturing facility in Joliet, Illinois.
•Progressing on final certification of the first Lion battery packs.
•On July 19, 2023, the Company closed concurrent financing transactions for aggregate gross proceeds to the Company of approximately $142 million, extended the maturity of its senior credit facilities by one year to August 11, 2025, and terminated its at-the-market equity program which was set to expire in July 2024 and will therefore no longer make any sales thereunder.
•As of August 2, 2023, Lion had approximately 1,450 employees.

"We are pleased with our performance in the second quarter of 2023, as we continued to see gradual growth in revenue and in truck deliveries," commented Marc Bedard, CEO - Founder of Lion. "As we recently closed a $142 million financing that provides us with the flexibility to execute our growth plans, we will continue to focus our efforts on achieving profitability, which is moving in the right direction, as demonstrated by the positive gross margin we posted this quarter," concluded Marc Bedard.

SELECT EXPLANATIONS ON RESULTS OF OPERATIONS FOR THE SECOND QUARTER OF FISCAL YEAR 2023
Revenue

For the three months ended June 30, 2023, revenue amounted to $58.0 million, an increase of $28.5 million compared to the corresponding period in the prior year. The increase in revenue was primarily due to an increase in vehicle sales volume of 94 units, from 105 units (90 school buses and 15 trucks; 91 vehicles in Canada and 14 vehicles in the U.S.) for the three months ended June 30, 2022 to 199 units (166 school buses and 33 trucks; 171 vehicles in Canada and 28 vehicles in the U.S.) for the three months ended June 30, 2023.

2 See “Non-IFRS Measures and Other Performance Metrics” section of this press release. The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book. The vehicles included in the vehicle order book as of August 2, 2023 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025. In addition, substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations. There has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part. The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

For the six months ended June 30, 2023, revenue amounted to $112.7 million, an increase of $60.6 million compared to the corresponding period in the prior year. The increase in revenue was primarily due to an increase in vehicle sales volume of 230 units, from 189 units (162 school buses and 27 trucks; 171 vehicles in Canada and 18 vehicles in the U.S.) for the six months ended June 30, 2022 to 419 units (373 school buses and 46 trucks; 386 vehicles in Canada and 33 vehicles in the U.S.) for the six months ended June 30, 2023.

Revenues for the three and six months ended June 30, 2023 were negatively impacted by delays in the final approval of a subsidy program which resulted in the deferral to subsequent quarters of the delivery of 50 school buses to one customer despite that such vehicles were ready for delivery and the client being ready to receive them. In addition, revenues were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels, as well as challenges associated with the production ramp-up and the development of certain models.

Cost of Sales

For the three months ended June 30, 2023, cost of sales amounted to $57.6 million, representing an increase of $24.6 million compared to $33.0 million in the corresponding period in the prior year. For the six months ended June 30, 2023, cost of sales amounted to $114.6 million, representing an increase of $58.0 million compared to $56.5 million in the corresponding period in the prior year. The increase for both periods was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing and inventory management system costs related to the ramp-up of future production capacity, higher raw material and commodity costs, and the impact of continuing global supply chain challenges and inflationary environment.
Gross Profit (Loss)
For the three months ended June 30, 2023, gross profit was $0.4 million compared to a gross loss of $3.5 million for the corresponding period in the prior year. The improvement in gross profit was primarily due to the positive impact of increased sales volumes, favourable product mix, and higher manufacturing throughput, partially offset by higher raw material and commodity costs, higher inventory management system costs related to the ramp-up of future production capacity, and the impact of continuing global supply chain challenges and inflationary environment.
For the six months ended June 30, 2023, gross loss was $1.8 million compared to a gross loss of $4.4 million for the corresponding period in the prior year. The decrease in the gross loss was primarily due to the positive impact of increased sales volumes, favourable product mix, and higher manufacturing throughput, partially offset by higher raw material and commodity costs, higher inventory management system costs related to the ramp-up of future production capacity, and the impact of continuing global supply chain challenges and inflationary environment.
Administrative Expenses
For the three months ended June 30, 2023, administrative expenses increased by $0.8 million, from $11.7 million for the three months ended June 30, 2022, to $12.5 million for the three months ended June 30, 2023. Administrative expenses for the three months ended June

30, 2023 included $1.6 million of non-cash share-based compensation, compared to $2.5 million for the three months ended June 30, 2022. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $9.2 million for the three months ended June 30, 2022 to $10.9 million for the three months ended June 30, 2023. The increase was mainly due to an increase in expenses, including higher headcount, resulting from the expansion of Lion’s head office and general corporate capabilities in anticipation of an expected increase in business activities.
For the six months ended June 30, 2023, administrative expenses increased by $2.8 million, from $22.7 million for the six months ended June 30, 2022, to $25.5 million for the six months ended June 30, 2023. Administrative expenses for the six months ended June 30, 2023 included $2.7 million of non-cash share-based compensation, compared to $5.3 million for the six months ended June 30, 2022. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $17.3 million for the six months ended June 30, 2022 to $22.8 million for six months ended June 30, 2023. The increase was mainly due to an increase in expenses, including higher headcount, resulting from the expansion of Lion’s head office and general corporate capabilities in anticipation of an expected increase in business activities.
Selling Expenses
For the three months ended June 30, 2023, selling expenses decreased by $1.3 million, from $6.7 million for the three months ended June 30, 2022, to $5.5 million for the three months ended June 30, 2023. Selling expenses for the three months ended June 30, 2023 included $0.4 million of non-cash share-based compensation, compared to $0.8 million for the three months ended June 30, 2022. Excluding the impact of non-cash share-based compensation, selling expenses decreased from $5.9 million for the three months ended June 30, 2022 to $5.0 million for three months ended June 30, 2023. The decrease was primarily due to streamlined selling related expenses and lower marketing costs.
For the six months ended June 30, 2023, selling expenses decreased by $0.8 million, from $12.1 million for the six months ended June 30, 2022, to $11.3 million for the six months ended June 30, 2023. Selling expenses for six months ended June 30, 2023 included $0.8 million of non-cash share-based compensation, compared to $1.8 million for six months ended June 30, 2022. Excluding the impact of non-cash share-based compensation, selling expenses slightly increased from $10.3 million for the six months ended June 30, 2022 to $10.5 million for six months ended June 30, 2023.

Finance Costs (Income)

For the three months ended June 30, 2023, finance costs (income) increased by $2.8 million, from an income of $0.8 million for the corresponding period in the prior year, to a cost $2.0 million for the three months ended June 30, 2023. Finance costs for the three months ended June 30, 2023 were net of $1.4 million of capitalized borrowing costs. Excluding the impact of capitalized borrowing costs, finance costs increased by $4.3 million compared to the three months ended June 30, 2022. The increase was driven primarily by higher interest expense on long-term debt, due to higher debt outstanding during the quarter relating to borrowings made under the Revolving Credit Agreement, the IQ Loan, the SIF Loan, and the Finalta-CDPQ Loan Agreement, an increase in interest costs related to lease liabilities, including for the Mirabel battery manufacturing facility. In addition, finance costs (income) for the three months ended June 30, 2022 included the gain on derecognition of the financial liability occurred as a result of the agreement with a private company relating to the previous acquisition of dealership rights in certain territories in the United States maturing on May 7, 2022.

For the six months ended June 30, 2023, finance costs increased by $3.1 million, from $0.3 million for the corresponding period in the prior year, to $3.4 million for the six months ended June 30, 2023. Finance costs for the six months ended June 30, 2023 were net of $3.1 million of capitalized borrowing costs. Excluding the impact of capitalized borrowing costs, finance costs increased by $6.2 million compared to the six months ended June 30, 2022. The increase was driven primarily by higher interest expense on long-term debt, due to higher debt outstanding during the first half of the year relating to borrowings made under the Revolving Credit Agreement, the IQ Loan, the SIF Loan, and the Finalta-CDPQ Loan Agreement, as well as an increase in financing costs related to the over-allotment option exercise of the 2022 Warrants, and an increase in interest costs related to lease liabilities, including for the Mirabel battery manufacturing facility. In addition, finance costs (income) for the six months ended June 30, 2022 included the gain on derecognition of the financial liability occurred as a result of the agreement with a private company relating to the previous acquisition of dealership rights in certain territories in the United States maturing on May 7, 2022.
Foreign Exchange Gain
Foreign exchange gains relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. For the three months ended June 30, 2023, foreign exchange gain was $1.8 million, compared a gain of $1.6 million in the corresponding period in the prior year, related primarily to the impact of changes in foreign currency rates.
For six months ended June 30, 2023, foreign exchange gain was $3.0 million, compared a gain of $0.7 million in the corresponding period in the prior year, related primarily to the impact of changes in foreign currency rates.
Change in Fair Value of Share Warrant Obligations
Change in fair value of share warrant obligations moved from a gain of $56.9 million for the three months ended June 30, 2022, to a gain of $6.0 million, for the three months ended June 30, 2023. The gain for the three months ended June 30, 2023, was related to the warrants issued to a customer in July 2020, the public and private warrants issued as part of the closing of the Business Combination on May 6, 2021, and the 2022 Warrants issued under the December 2022 Offering, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Change in fair value of share warrant obligations moved from a gain of $78.4 million for the six months ended June 30, 2022, to a gain of $11.7 million, for the six months ended June 30, 2023. The gain for the six months ended June 30, 2023, was related to the warrants issued to a customer in July 2020, the public and private warrants issued as part of the closing of the Business Combination on May 6, 2021, and the 2022 Warrants issued under the December 2022 Offering, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.

Net Earnings (Loss)
The net loss for the three months ended June 30, 2023 as compared to the net earnings for the corresponding prior period were largely due to the lower decrease in the fair value of share warrant obligations (resulting in a lower gain) discussed in “Change in fair value of share warrant obligations” above, higher administrative expenses (excluding share-based compensation), partially offset by higher gross profit and lower non-cash share-based compensation.
The net loss for the six months ended June 30, 2023 as compared to the net earnings for the corresponding prior period were largely due to the lower decrease in the fair value of share warrant obligations (resulting in a lower gain) discussed in “Change in fair value of share warrant obligations” above, higher administrative expenses (excluding share-based compensation), partially offset by lower gross loss, lower non-cash share-based compensation, and the impact of a higher foreign exchange gain compared to the corresponding prior period.

CONFERENCE CALL
A conference call and webcast will be held on August 3, 2023, at 8:30 a.m. (Eastern Time) to discuss the results. To participate in the conference call, please dial (226) 828-7575 or (833) 950-0062 (toll free) using the Access Code 242263. An investor presentation and a live webcast of the conference call will also be available at www.thelionelectric.com under the “Events and Presentations” page of the “Investors” section. An archive of the event will be available for a period of time shortly after the conference call.
FINANCIAL REPORT
This release should be read together with our 2023 second quarter financial report, including the unaudited condensed interim consolidated financial statements of the Company as at and for the quarter ended June 30, 2023, and the related management discussion and analysis ("MD&A"), which will be filed by the Company with applicable Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, and which will be available on SEDAR+ as well as on our website at www.thelionelectric.com.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at June 30, 2023 and December 31, 2022
(Unaudited, in US dollars)

	Jun 30, 2023	Dec 31, 2022
	$	$
ASSETS
Current
Cash	44,152,979	88,266,985
Accounts receivable	86,407,420	62,971,542
Inventories	209,329,339	167,191,935
Prepaid expenses and other current assets	5,333,600	5,067,513
Current assets	345,223,338	323,497,975
Non-current
Other non-current assets	1,069,845	1,073,226
Property, plant and equipment	176,182,229	160,756,328
Right-of-use assets	81,775,663	60,508,354
Intangible assets	183,774,880	151,364,023
Contract asset	13,514,341	13,211,006
Non-current assets	456,316,958	386,912,937
Total assets	801,540,296	710,410,912

LIABILITIES
Current
Trade and other payables	110,869,014	75,857,013
Current portion of long-term debt and other debts	5,020,374	24,713
Current portion of lease liabilities	5,734,152	5,210,183
Current liabilities	121,623,540	81,091,909
Non-current
Long-term debt and other debts	154,333,957	110,648,635
Lease liabilities	77,482,946	58,310,032
Share warrant obligations	14,694,200	23,243,563
Non-current liabilities	246,511,103	192,202,230
Total liabilities	368,134,643	273,294,139
SHAREHOLDERS' EQUITY
Share capital	488,777,132	475,950,194
Contributed surplus	137,836,217	134,365,664
Deficit	(179,350,991)	(151,979,960)
Cumulative translation adjustment	(13,856,705)	(21,219,125)
Total shareholders' equity	433,405,653	437,116,773
Total shareholders' equity and liabilities	801,540,296	710,410,912

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE EARNINGS (LOSS)
For the three and six months ended June 30, 2023 and 2022
(in US dollars)

	(Unaudited)		(Unaudited)
	Three months ended		Six months ended
	Jun 30, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2022
	$	$	$	$
Revenue	58,015,843	29,521,016	112,719,248	52,167,809
Cost of sales	57,596,937	32,972,183	114,557,630	56,530,748
Gross loss	418,906	(3,451,167)	(1,838,382)	(4,362,939)

Administrative expenses	12,478,787	11,702,795	25,481,472	22,680,204
Selling expenses	5,466,706	6,722,480	11,326,366	12,097,982
Operating loss	(17,526,587)	(21,876,442)	(38,646,220)	(39,141,125)

Finance costs	2,001,084	(831,959)	3,421,438	346,449
Foreign exchange (gain) loss	(1,753,661)	(1,620,682)	(2,965,306)	(710,040)
Change in fair value of share warrant obligations	(5,986,425)	(56,934,623)	(11,731,321)	(78,390,793)
Net income (loss)	(11,787,585)	37,510,822	(27,371,031)	39,613,259
Other comprehensive income (loss)
Item that will be subsequently reclassified to net earnings (loss)
Foreign currency translation adjustment	6,898,743	(8,075,506)	7,362,420	(4,826,421)
Comprehensive earnings (loss) for the period	(4,888,842)	29,435,316	(20,008,611)	34,786,838

Earnings (loss) per share
Basic earnings (loss) per share	(0.05)	0.20	(0.12)	0.21
Diluted earnings (loss) per share	(0.05)	0.19	(0.12)	0.20

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and six months ended June 30, 2023 and 2022
(in US Dollars)

	(Unaudited)		(Unaudited)
	Three months ended		Six months ended
	Jun 30, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2022
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	(11,787,585)	37,510,822	(27,371,031)	39,613,259
Non-cash items:
Depreciation and amortization	5,561,359	2,739,172	10,475,016	4,722,426
Share-based compensation	2,056,710	3,363,082	3,470,553	7,157,640
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	—	26,514	—	82,850
Gain on derecognition of the balance of purchase price payable related to the acquisition of the dealership rights	—	(2,130,583)	—	(2,130,583)
Change in fair value of share warrant obligations	(5,986,425)	(56,934,623)	(11,731,321)	(78,390,793)
Unrealized foreign exchange loss (gain)	(1,847,822)	(62,362)	(1,231,348)	(270,106)
Net change in non-cash working capital items	7,054,722	(2,568,999)	(16,161,663)	(23,314,671)
Cash flows used in operating activities	(4,949,041)	(18,056,977)	(42,549,794)	(52,529,978)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(17,812,004)	(32,239,014)	(45,396,451)	(68,033,364)
Addition to intangible assets	(18,747,189)	(23,907,201)	(40,456,259)	(38,689,711)
Proceeds from Mirabel battery building sale-leaseback	—	—	20,506,589	—
Government assistance related to property, plant and equipment and intangible assets	5,751,268	—	5,751,268	—
Cash flows used in investing activities	(30,807,925)	(56,146,215)	(59,594,853)	(106,723,075)
FINANCING ACTIVITIES
Net change in credit facilities	—	—
Loans on research and development tax credits receivable and subsidies receivable	—	—
Repayment of loans on research and development tax credits and subsidies receivable	—	—
Increase in long-term debt and other debts	43,058,254	3,703,805	69,224,720	3,703,805
Repayment of long-term debt and other debts	(6,199)	(69,330)	(22,495,971)	(373,108)
Payment of lease liabilities	(1,354,189)	(1,120,721)	(2,715,536)	(2,337,538)
Proceeds from issuance of shares through "at-the-market" equity program, net of issuance costs	1,613,804	—	6,239,038	—
Proceeds from the issuance of units through the December 2022 Offering - Warrants	—	—	2,907,226	—
Proceeds from the issuance of units through the December 2022 Offering - Common Shares, net of issuance costs	—	—	4,175,836	—
Proceeds from the issuance of shares through exercise of stock options and warrants	—	3,798	—	3,798
Cash flows from financing activities	43,311,670	2,517,552	57,335,313	996,957
Effect of exchange rate changes on cash held in foreign currency	625,793	(770,488)	695,328	(442,422)
Net decrease in cash	8,180,497	(72,456,128)	(44,114,006)	(158,698,518)
Cash, beginning of year	35,972,482	155,459,640	88,266,985	241,702,030
Cash, end of period	44,152,979	83,003,512	44,152,979	83,003,512
Other information on cash flows related to operating activities:
Income taxes paid	—	—	—	—
Interest paid	2,116,335	504,134	3,857,674	854,120
Interest paid under lease liabilities	1,128,148	767,975	2,127,051	1,540,062

NON-IFRS MEASURES AND OTHER PERFORMANCE METRICS
This press release makes reference to Adjusted EBITDA, which is a non-IFRS financial measure, as well as other performance metrics, including the Company’s order book, which are defined below. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Lion compensates for these limitations by relying primarily on Lion's IFRS results and using Adjusted EBITDA and order book on a supplemental basis. Readers should not rely on any single financial measure to evaluate Lion's business.
Adjusted EBITDA

“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted for share-based compensation, changes in fair value of share warrant obligations, foreign exchange (gain) loss and transaction and other non-recurring expenses. Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS. Lion believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Lion’s financial measures with those of comparable companies, which may present similar non-IFRS financial measures to investors. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Lion’s computation of Adjusted EBITDA may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion. Readers should review the reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA presented by the Company under section 13.0 of the Company's MD&A for the three and six months ended June 30, 2023 entitled "Results of Operations - Reconciliation of Adjusted EBITDA."
Order Book

This press release also makes reference to the Company’s "order book" with respect to vehicles (trucks and buses) as well as charging stations. The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients, or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained under “Pricing” in section 10.0 of the Company's MD&A for the three and six months ended June 30, 2023 entitled “Order Book”. The vehicles included in the vehicle order book as of August 2, 2023 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025. In addition, substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations. There has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales. See the section below for a full description of the methodology used by the Company in connection with the order book and certain important risks and uncertainties relating to such methodology and the presentation of the order book.

General Principle:
The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained below under the section entitled “Pricing”.

The vehicles included in the vehicle order book as of August 2, 2023 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025. In addition, substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, including programs in respect of which applications relating to vehicles of Lion have not yet been fully processed to date. The processing times of governmental subsidies and incentives are also subject to important variations. As further described below under the sections entitled “Delivery Periods” and “Ongoing Evaluation; Risk Factors”, there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Delivery Periods:
The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably estimated and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product.

Purchase orders and applications relating to vehicles of Lion generally provide for a time period during which the client expects delivery of the vehicles. Such period can vary from a specific date, a number or range of months after the issuance of the order or application, or a calendar year. The vehicles included in the vehicle order book as of August 2, 2023 provided for a delivery period, subject to the satisfaction of the conditions set forth in each order (which, in substantially all cases as further discussed herein, relate to the approval of governmental subsidies and grants), ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025 (which corresponds to the latest date by which claims are required to be made according to the current eligibility criteria of the Federal’s Infrastructure Canada’s Zero-Emission Transit Fund (“ZETF”), unless otherwise agreed by Infrastructure Canada). Delivery periods are disclosed from time to time by the Company when available in respect of material orders. Delivery periods should not be construed as a representation or a guarantee by the Company that the actual delivery time will take place as scheduled. Given the nature of the business and the products of the Company, the implied lead time for the production and delivery of a vehicle (which may be impacted, among other things, by supply chain challenges or changes in specifications), the nature of certain customers of the Company (in many cases, fleet owners operating capital intensive operations which require financing and ongoing scheduling flexibility), and the fact that, as further described herein, substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, actual delivery times may be subject to important variations or delays. Please refer to the section entitled “Ongoing Evaluation; Risk Factors” below regarding the potential impact of variations or delays in deliveries.

Pricing:	When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. A small number of vehicles included in the order book have a pricing that remains subject to confirmation based on specifications and other options to be agreed upon in the future between the applicable client and the Company. For purposes of the determination of the order book and the value allocated to such orders, management has estimated the pricing based on its current price lists and certain other assumptions relating to specifications and requirements deemed reasonable in the circumstances.

Performance Metric:	The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS, and is neither disclosed in nor derived from the financial statements of the Company. The Company believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance, market penetration for its products, and the cadence of capital expenditures and tooling.

The Company’s computation of its order book is subject to the specific methodology described herein and may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book in the same fashion. Other companies also sometimes refer to or use “order backlog” or “order intake” as performance metrics, which are most likely not calculated on the same basis as the Company’s order book. In addition, as explained above, the Company’s presentation of the order book is calculated based on the orders and the applications made as of the time that the information is presented, and it is not based on the Company’s assessment of future events and should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Ongoing Evaluation; Risk Factors:
A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances (whether by reason of a delivery delay, unavailability of a subsidy or incentive or otherwise) within a certain period. Management reviews the composition of the order book every time it is reported in order to determine whether any orders should be removed from the order book. For purposes of such exercise, management identifies orders that have been or are reasonably likely to be cancelled and examines, among other things, whether conditions attaching to the order are reasonably likely to result in a cancellation of the order in future periods as well as any other available information deemed relevant, including ongoing dialogue with clients. Such exercise may result from time to time in orders that have previously been included in the order book being removed even if they have not been formally canceled by the client.

The Company cannot guarantee that its order book will be realized in full, in a timely manner, or at all, or that, even if realized, revenues generated will result in profits or cash generation as expected, and any shortfall may be significant. The Company’s conversion of its order into actual sales is dependent on various factors, including those described below and under section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2022 and 2021. For instance, a customer may voluntarily or involuntarily default on an order, may become subject to bankruptcy or insolvency or cease its business operations. In addition, substantially all of the vehicle orders included in the order book are subject to conditions relating to the granting of governmental subsidies or incentives or a specified timing for the delivery of the vehicle and, in a limited number of cases, the availability of certain specifications and options or the renewal of certain routes by governmental or school authorities. As a result, the Company’s ability to convert its order book into actual sales is highly dependent on the granting and timing of governmental subsidies and incentives, most notably subsidies and incentives under the Quebec government’s 2030 Plan for a Green Economy (the “Quebec Green Economy Plan”), Federal Infrastructure Canada's ZETF, the Government of Canada Incentives for Medium- and Heavy-Duty Zero-Emission Vehicles (iMHZEV) Program, the U.S. Environmental Protection Agency Clean School Bus Program and California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). Approximately half of the vehicles included in the order book are contingent upon grants under the ZETF, in respect of which applications relating to vehicles of Lion have not yet been fully processed to date and December 31, 2025 is the latest date by which claims are required to be made according to the current eligibility criteria of the program, unless otherwise agreed by Infrastructure Canada. In addition, a total of 292 purchase orders were obtained in connection with the first round of funding under the EPA Clean School Bus Program, which requires, among other things, that vehicles be delivered on or prior to October 2024.

Any termination, modification, delay or suspension of any governmental subsidies and incentives, including, most importantly as of the date hereof, the ZETF, the Quebec Green Economy Plan or the EPA Clean School Bus Program could result in delayed deliveries or the cancellation of all or any portion of orders, which, in turn, could have a material and adverse effect on the Company’s business, results of operations or financial condition.

The Company’s conversion of its order book into actual sales is also dependent on its ability to economically and timely manufacture its vehicles, at scale. The Company delivered 196 vehicles during the year ended December 31, 2021 and 519 vehicles during the year ended December 31, 2022. As of August 2, 2023, the Company’s vehicle order book stood at 2,559 vehicles. The execution of the Company’s growth strategy and the conversion of its order book, which currently provides for deliveries ranging from a few months to the end of the year ending December 31, 2026, will therefore require significant ramp-up in its production. The Company’s Saint-Jerome facility currently has an estimated annual production capacity of 2,500 vehicles at full scale and the Company is in the process of ramping up its operations at the Joliet Facility and the Lion Campus (see section 8.0 entitled “Operational Highlights” and “Product Development and Manufacturing” under section 11.0 entitled “Key Factors Affecting Lion's Performance” of the Company's MD&A for the three and six months ended June 30, 2023 for further details), the Company has limited experience to date in high volume manufacturing of its vehicles. In addition, as of August 2, 2023, 449 units included in the order book, consisting mainly of LionA and LionD buses and Lion8T trucks and representing a combined total order value of approximately $160 million, related to products which had been developed and were being sold, but that were not currently in commercial production. See “Products and Solutions” in section 6.2 of the Company’s Annual Information Form for the year ended December 31, 2022 entitled “Business of the Company”. Any failure by the Company to successfully develop its vehicles, source its key components, and scale its manufacturing processes within projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition. As a result, the Company’s realization of its order book is subject to a number of risks and uncertainties, including the risks described in sections 3.0 of the Company's MD&A for the three and six months ended June 30, 2023 entitled “Caution Regarding Forward-Looking Statements” and section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2022 and 2021, and there can be no assurance that the Company will be successful in converting all or a significant portion of its order book into actual sales.

RECONCILIATION OF ADJUSTED EBITDA
The following table reconciles net earnings (loss) to Adjusted EBITDA for the three months ended June 30, 2023 and 2022:

	Unaudited - Three months ended June 30,		Unaudited - Six months ended June 30,
	2023	2022	2023	2022
	(in thousands)		(in thousands)

Revenue	$58,016	$29,521	$112,719	$52,168

Net earnings (loss)	($11,788)	$37,511	($27,371)	$39,613
Finance costs (income)	$2,001	($832)	$3,421	$346
Depreciation and amortization	$5,561	$2,739	$10,475	$4,722
Share-based compensation(1)	$2,057	$3,363	$3,471	$7,158
Change in fair value of share warrant obligations(2)	($5,986)	($56,935)	($11,731)	($78,391)
Foreign exchange gain(3)	($1,754)	($1,621)	($2,965)	($710)
Transaction and other non-recurring expenses(4)	$257	$1,363	$577	$1,532
Income taxes	–	–	–	–
Adjusted EBITDA	($9,652)	($14,411)	($24,124)	($25,729)
(1)Represents non-cash expenses recognized in connection with the issuance of stock options, restricted share units, and deferred share units issued under Lion's omnibus incentive and stock option plans as described in note 9 to the condensed interim consolidated financial statements as at and for three and six months ended June 30, 2023, and 2022.
(2)Represents non-cash change in the fair value of the share warrant obligations as described in note 8 to the condensed interim consolidated financial statements as at and for three and six months ended June 30, 2023, and 2022.
(3)Represents gains relating to foreign exchange translation.
(4)For the three and six months ended June 30, 2023, and 2022, represents non-recurring professional fees related mostly to process optimization initiatives.
ABOUT LION ELECTRIC
Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Any statements contained in this press release that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. These forward-looking statements include statements regarding the Company’s order book and the Company's ability to convert it into actual sales, the expected production capacity of the Company’s manufacturing facilities, the capital expenditures expected to be incurred in connection with the Company’s U.S. manufacturing facility project and the Company’s battery plant and innovation center project in Quebec, the sourcing of lithium-ion battery cells, the Company’s U.S. manufacturing facility project and the Company’s battery plant and innovation center project in Quebec, the Company's future growth and long-term strategy, ongoing litigation proceedings with one of the Company's suppliers and its parent company, the Company’s expected product pipeline and the launch and commercial production of certain platforms and models. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of, and successfully and timely ramp-up manufacturing capacity at, its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that Lion will be able to benefit, either directly or indirectly (including through applications made by the Company and/or its clients), from governmental subsidies and incentives, and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion and in the amounts needed if and when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following:
•any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as a consequence of the ongoing uncertainties relating to inflation and interest rates;
•any inability to ramp-up the production of Lion's products and meet project construction and other project milestones and timelines;
•any inability to meet its customers’ business needs;

•any inability to successfully and economically manufacture and distribute its vehicles at scale;
•any unavailability, reduction, discriminatory application, delay in processing or elimination of governmental programs, subsidies or economic incentives due to policy changes, government regulation or otherwise;
•any inability to execute the Company's growth strategy;
•any adverse effects of the current military conflict between Russia and Ukraine, which continues to affect economic and global financial markets and exacerbate ongoing economic challenges;
•any unfavorable fluctuations and volatility in the availability or price of raw materials included in components used to manufacture the Company's products, including battery cells, modules and packs;
•the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials;
•the outcome of any legal proceedings that may be instituted by or against the Company from time to time, including the ongoing litigation proceedings with Romeo Systems, Inc. and its parent company;
•any inability to reduce total cost of ownership of electric vehicles sold by the Company over time;
•the reliance on key management and any inability to attract and/or retain key personnel;
•labor shortages (including as a result of employee departures, turnover, and demands for higher wages) which may force the Company to operate at reduced capacity, to lower its production and delivery rates or lower its growth plans, and could pose additional challenges related to employee compensation;
•any inability to meet the expectations of the Company's customers in terms of products, specifications, and services;
•any inability to maintain the Company's competitive position;
•any inability to reduce the Company's costs of supply over time;
•any inability to maintain and enhance the Company's reputation and brand;
•any significant product repair and/or replacement due to product warranty claims or product recalls;
•any failure of information technology systems or any cybersecurity and data privacy breaches or incidents;
•any event or circumstance resulting in the Company's inability to convert its order book into actual sales, including the unavailability, reduction, discriminatory application, delay in processing or elimination of government programs, subsidies and economic incentives;
•any inability to raise additional funds to meet its capital requirements and pursue its growth strategy when and in the amounts needed;
•any inability to secure adequate insurance coverage or a potential increase in insurance costs; and
•natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events such as civil unrest and acts of terrorism, the current military conflict between Russia and Ukraine or similar disruptions

These and other risks and uncertainties related to the business of Lion are described in greater detail in section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2022 and 2021. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in the Company’s MD&A for the years ended December 31, 2022 and 2021 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission (the "SEC'').
Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.
CONTACTS

MEDIA
Dominik Beckman
Vice President, Marketing and Communications
Dominik.Beckman@thelionelectric.com
450-432-5466, extension 4283

INVESTORS
Isabelle Adjahi
Vice President, Investor Relations and Sustainable Development
Isabelle.Adjahi@thelionelectric.com
450-432-5466, extension 171